Exhibit 99.1

TRANSLATION

July 2, 2018

To whom it may concern

Company name: FRONTEO, Inc.

Representative: Masahiro Morimoto,
Chief Executive Officer and President
2-12-23 Konan, Minato-ku, Tokyo

(Tokyo Stock Exchange Company Code: 2158)

(NASDAQ: FTEO)

Contract: Tomohiro Uesugi, CFO/CAO

Telephone: +81-3-5463-6344

Announcement Concerning Material Weakness in Internal Control Related to Financial Reporting

FRONTEO, Inc. (the “Company”) has identified material weakness in internal control for the fiscal year ended March 31, 2018 requiring disclosure in its report. The report is scheduled to be submitted to the Kanto Local Finance Bureau of the Ministry of Finance of Japan on July 2, 2018. The Company has stated in the report that the internal control related to the Company’s financial reporting is not effective, as detailed below.

1.                  Details of the material weakness to be disclosed

The Company and its subsidiary in the U.S. (the “Consolidated Subsidiary”) identified material weakness in the Consolidated Subsidiary’s internal control requiring disclosure for the fiscal year ended March 31, 2018. During the fiscal year ended March 31, 2017, the Company and its Consolidated Subsidiary invested necessary resources to remediate identified deficiencies. As a result, the material weakness in internal control that was required to be disclosed was fully resolved concerning the Company as of March 31, 2017; however, it could not be fully resolved concerning the Consolidated Subsidiary. Meanwhile, in the process of closing its accounts for the fiscal year ended March 31, 2018, the Company received findings from the independent auditor of the Company related to certain sales recorded by its Consolidated Subsidiary, specifically, findings on the determination of the timing of revenue recognition, adequacy of the recognized sales amounts, and accounting treatment of some non-recurring transactions, and made revisions to related accounts accordingly.

The Company investigated the causes of the revisions made and discovered that the remediation process of certain deficiencies was not yet completed as of March 31, 2018. As such, the Company concluded that there was material weakness, requiring disclosure, in internal control related to the Consolidated Subsidiary’s entity-level controls, the financial statement closing and financial reporting process, and a part of the business process.

2.                  Reason for not having remediated the material weakness by the end of the fiscal year

During the fiscal year ended March 31, 2018, the Consolidated Subsidiary revised and enhanced the business process workflow over newly executed contracts, updated rules over retention of evidence and supporting documents, implemented an enhanced credit control over accounts receivable, improved invoice review procedures, and introduced a more stringent process for the collection of accounts receivable. In addition, coordination between the sales department and the back office was enhanced through scheduling meetings to share information about billing and outstanding invoices.

Despite the remedial efforts above, for the fiscal year ended March 31, 2018, the Company continued to receive findings from its independent auditor on inappropriate retention of ongoing contracts that were originally executed before the acquisition of the U.S. subsidiaries, errors in the billing process, and accounting treatment of non-recurring transactions. The reasons for not having remediated the material weakness that requires disclosure by the end of the fiscal year ended March 31, 2018 are that the nature of the material weakness involved a large number of transactions due to the particularities of the Company’s business and that the deficient business processes were extensively interrelated among each other in a complex way. As a result, the above-mentioned remedial actions could not have been completed for all the relevant transactions, and some remedial actions were still in progress as of March 31, 2018.

3.                  Actions to be taken to remediate the material weakness

The Company fully recognizes the importance of design, implementation and maintenance of effective internal control over financial reporting. In order to ensure adequate financial closing, the Company will enhance resources in the accounting departments of the Consolidated Subsidiary and strengthen accounting operations related to non-recurring transactions to address the deficiencies identified in the business process. The Company changed the key members of the management of the Consolidated Subsidiary, effective from the fourth quarter of the fiscal year ended March 31, 2018. The new management team of the Consolidated Subsidiary is fully committed to utilize their experience and knowledge of effective internal control accumulated throughout their service at the Company to continue remediating the material weakness identified in the Consolidated Subsidiary that requires disclosure.

4.                  Impacts on the consolidated financial statements

The Company appropriately adjusted the errors related to the material weakness requiring disclosure in the process of financial closing and, as such, there was no impact on the consolidated financial statements for the fiscal year ended March 31, 2018.

5.                  Audit opinion in the independent auditors’ report for the financial statements

The independent auditor’s report was unqualified.